SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 6)*
CLEARWIRE CORPORATION

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
18538Q 105

(CUSIP Number)
Michael J. Egan
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 572-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
cc:

David L. Caplan	Robert B. Schumer	Arthur J. Steinhauer, Esq.
Davis Polk & Wardwell	Paul, Weiss, Rifkind, Wharton &	Sabin, Bermant & Gould LLP
450 Lexington Avenue	Garrison LLP	Four Times Square
New York, New York 10017	1285 Avenue of the Americas	New York, New York 10036
New York, New York 10019-6064

David J. Segre
Wilson Sonsini Goodrich & Rosati	Steven C. Davis
Professional Corporation	Davis Wright Tremaine LLP
650 Page Mill Road	1201 Third Avenue, Suite 2200
Palo Alto, California 94304	Seattle, Washington 98101
April 26, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 44 Pages)

Item 5. Interest in Securities of the Issuer.
SIGNATURE
EXHIBIT INDEX

CUSIP No.	18538Q 105	13D	Page	3	of	44	Pages

1	NAME OF REPORTING PERSON: Sprint Nextel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kansas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		531,724,348*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

531,724,348*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

531,724,348*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

68.4%*

14	TYPE OF REPORTING PERSON:

HC
*    See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008, as amended (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 6 to Statement on Schedule 13D (the “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	4	of	44	Pages

1	NAME OF REPORTING PERSON: Sprint HoldCo, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		531,724,348*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

531,724,348*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

531,724,348*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

68.4%*

14	TYPE OF REPORTING PERSON:

OO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	5	of	44	Pages

1	NAME OF REPORTING PERSON: Comcast Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		88,504,132*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

88,504,132*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

88,504,132*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.4%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	6	of	44	Pages

1	NAME OF REPORTING PERSON: Comcast Wireless Investment I, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,352,941*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	7	of	44	Pages

1	NAME OF REPORTING PERSON: Comcast Wireless Investment II, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,352,941*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	8	of	44	Pages

1	NAME OF REPORTING PERSON: Comcast Wireless Investment III, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,352,941*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	9	of	44	Pages

1	NAME OF REPORTING PERSON: Comcast Wireless Investment IV, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,352,941*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	10	of	44	Pages

1	NAME OF REPORTING PERSON: Comcast Wireless Investment V, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,352,941*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	11	of	44	Pages

1	NAME OF REPORTING PERSON: Comcast Wireless Investment VI, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		26,739,427*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

26,739,427*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,739,427*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	12	of	44	Pages

1	NAME OF REPORTING PERSON: Time Warner Cable Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

46,404,782*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.9%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	13	of	44	Pages

1	NAME OF REPORTING PERSON: Time Warner Cable LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

46,404,782*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.9%*

14	TYPE OF REPORTING PERSON:

OO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	14	of	44	Pages

1	NAME OF REPORTING PERSON: TWC Wireless Holdings I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

15,468,261*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14	TYPE OF REPORTING PERSON:

OO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	15	of	44	Pages

1	NAME OF REPORTING PERSON: TWC Wireless Holdings II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

15,468,261*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14	TYPE OF REPORTING PERSON:

OO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	16	of	44	Pages

1	NAME OF REPORTING PERSON: TWC Wireless Holdings III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,260*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

15,468,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,260*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14	TYPE OF REPORTING PERSON:

OO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	17	of	44	Pages

1	NAME OF REPORTING PERSON: Bright House Networks, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,474,440*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%*

14	TYPE OF REPORTING PERSON:

OO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	18	of	44	Pages

1	NAME OF REPORTING PERSON: BHN Spectrum Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,474,440*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%*

14	TYPE OF REPORTING PERSON:

OO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	19	of	44	Pages

1	NAME OF REPORTING PERSON: Newhouse Broadcasting Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,474,440*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	20	of	44	Pages

1	NAME OF REPORTING PERSON: Google Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		29,411,765

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		29,411,765

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,411,765*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%*

14	TYPE OF REPORTING PERSON:

CO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	21	of	44	Pages

1	NAME OF REPORTING PERSON: Eagle River Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington

	7	SOLE VOTING POWER:

NUMBER OF		34,639,803

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		34,639,803

WITH	10	SHARED DISPOSITIVE POWER:

*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

34,639,803*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.9%*

14	TYPE OF REPORTING PERSON:

OO
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	22	of	44	Pages

1	NAME OF REPORTING PERSON: Craig O. McCaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		36,322,969

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		36,322,969

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,322,969*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4%*

14	TYPE OF REPORTING PERSON:

IN
*    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	23	of	44	Pages
     This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009, as amended by Amendment No. 2 to the Statement on Schedule 13D which was jointly filed on November 12, 2009, as amended by Amendment No. 3 to the Statement on Schedule 13D which was jointly filed on December 22, 2009, as amended by Amendment No. 4 to the Statement on Schedule 13D which was jointly filed on December 7, 2010, and as amended by Amendment No. 5 to the Statement on Schedule 13D which was jointly filed on December 14, 2010 (the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Google Inc., a Delaware corporation (“Google”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”) and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities, Google and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5(a), (b) and (c) of the Schedule 13D are hereby replaced in their entirety with the following:
     (a)-(b) As of May 13, 2011 and after giving effect to the transactions identified in Item 5(c), each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

	Class A	% of Class A	Class B	% of	%
Reporting Person (1):	Common Stock (2)	(2)	Common Stock	Class B	Voting
Sprint Entities (3)	531,724,348	68.4%	531,724,348	71.5%	53.7%
Comcast (4)	88,504,132	26.4%	88,504,132	11.9%	8.9%
Comcast I (5)	12,352,941	4.8%	12,352,941	1.7%	1.2%
Comcast II (5)	12,352,941	4.8%	12,352,941	1.7%	1.2%
Comcast III (5)	12,352,941	4.8%	12,352,941	1.7%	1.2%
Comcast IV (5)	12,352,941	4.8%	12,352,941	1.7%	1.2%
Comcast V (5)	12,352,941	4.8%	12,352,941	1.7%	1.2%
Comcast VI (6)	26,739,427	9.8%	26,739,427	3.6%	2.7%
ERH (7)	34,639,803	13.9%	2,728,512	*	3.4%
Google (8)	29,411,765	11.9%	—	—	3.0%
TWC (9)	46,404,782	15.9%	46,404,782	6.2%	4.7%
TWC LLC (9)	46,404,782	15.9%	46,404,782	6.2%	4.7%
TWC I (10)	15,468,261	5.9%	15,468,261	2.1%	1.6%
TWC II (10)	15,468,261	5.9%	15,468,261	2.1%	1.6%
TWC III (10)	15,468,260	5.9%	15,468,260	2.1%	1.6%
Craig O. McCaw (11)	36,322,969	14.4%	2,728,512	*	3.4%
BHN Entities (12)	8,474,440	3.3%	8,474,440	1.1%	*

*	Less than 1%

CUSIP No.	18538Q 105	13D	Page	24	of	44	Pages

(1)	By virtue of the Equityholders’ Agreement, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 531,724,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 102,404,811 shares of Class A Common Stock beneficially owned by Intel (which includes 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield, and 65,644,812 shares of Class B Common Stock held by the Intel Entities), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 34,639,803 shares of Class A Common Stock beneficially owned by ERH (which includes 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 29,411,765 shares of Class A Common Stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of May 13, 2011. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock are based on 246,203,320 shares of Class A Common Stock outstanding on April 29, 2011.

(3)	Consists of 531,724,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo.

(4)	Consists of 88,504,132 shares of Class B Common Stock beneficially owned by the Comcast Entities. By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI.

(5)	Consists of 12,352,941 shares of Class B Common Stock beneficially owned by each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V.

(6)	Consists of 26,739,427 shares of Class B Common Stock beneficially owned by Comcast VI.

(7)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 988,333 shares of Class A Common Stock issuable on exercise of warrants, and 2,728,512 shares of Class B Common beneficially owned by ERH. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.

(8)	Consists of 29,411,765 shares of Class A Common Stock beneficially owned by Google.

(9)	Consists of 46,404,782 shares of Class B Common Stock beneficially owned by the TWC Entities. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.

(10)	Consists of 15,468,261, 15,468,261, and 15,468,260 shares of Class B Common Stock beneficially owned by TWC I, TWC II, and TWC III, respectively.

(11)	Consists of 16,500 shares of Class A Common Stock beneficially owned by Mr. McCaw, options to purchase 1,666,666 shares of Class A Common Stock issued to Mr. McCaw, 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH, and 2,728,512 shares of Class B Common

CUSIP No.	18538Q 105	13D	Page	25	of	44	Pages

Stock beneficially owned by ERH. Mr. McCaw owns all of the voting membership interests in ERH and also controls and wholly-owns Eagle River Inc., the manager of ERH.

(12)	Consists of 8,474,440 shares of Class B Common Stock beneficially owned by the BHN Entities.
     Frank Ianna, who is an independent director on the board of directors of Sprint and a director on the board of directors of Clearwire, was granted restricted stock units (the “RSUs”) representing the right to receive 25,000 shares of Class A Common Stock on January 14, 2009, 16,500 of which have vested, RSUs representing the right to receive 18,200 shares of Class A Common Stock on March 1, 2010, all of which have vested, and RSUs representing the right to receive 20,690 shares of Class A Common Stock on March 1, 2011, none of which have vested. All unvested RSUs will be forfeited as of Clearwire’s 2011 annual stockholder meeting because Mr. Ianna is not standing for re-election for 2011. Thus, Mr. Ianna has sole voting and dispositive power over 34,700 shares of Class A Common Stock.
     Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of May 13, 2011.
     In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and have reported their beneficial ownership of securities of the Issuer separately, including the disclosure contained in Amendment No. 6 to Statement on Schedule 13D dated on or about May 11, 2011 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 102,404,811 shares of Class A Common Stock (which consists of 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield, and 65,644,812 shares of Class B Common Stock held by the Intel Entities), representing 32.8% of the Class A Common Stock. Intel stated in the Intel 13D/A that it has determined to sell, through its wholly owned subsidiary, Intel Capital, up to 10,000,000 shares of Class A Common Stock in public open market transactions on the NASDAQ Global Select Market, and that the sales will be made beginning on or about May 13, 2011, in such volumes and over such time period as determined by Intel and in compliance with all applicable securities laws. For additional information regarding the Intel Entities, Intel Capital, Intel Cayman and Middlefield and their beneficial ownership, see the Intel 13D/A.
     (c) On April 26, 2011, ERH sold 5,000,000 shares of Class A Common Stock to a third party in a block sale at a price of $5.15 per share. This sale is reflected in the beneficial ownership reported in this Amendment.
     Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to May 13, 2011.

CUSIP No.	18538Q 105	13D	Page	26	of	44	Pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 13, 2011

Sprint Nextel Corporation
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Sprint HoldCo, LLC
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Comcast Corporation
By	/s/ Michael J. Angelakis
	Name:	Michael J. Angelakis
	Title:	Executive Vice President

Comcast Wireless Investment I, Inc.
By	/s/ Michael J. Angelakis
	Name:	Michael J. Angelakis
	Title:	Executive Vice President

Comcast Wireless Investment II, Inc.
By	/s/ Michael J. Angelakis
	Name:	Michael J. Angelakis
	Title:	Executive Vice President

Comcast Wireless Investment III, Inc.
By	/s/ Michael J. Angelakis
	Name:	Michael J. Angelakis
	Title:	Executive Vice President

CUSIP No.	18538Q 105	13D	Page	27	of	44	Pages

Comcast Wireless Investment IV, Inc.
By	/s/ Michael J. Angelakis
	Name:	Michael J. Angelakis
	Title:	Executive Vice President

Comcast Wireless Investment V, Inc.
By	/s/ Michael J. Angelakis
	Name:	Michael J. Angelakis
	Title:	Executive Vice President

Comcast Wireless Investment VI, Inc.
By	/s/ Michael J. Angelakis
	Name:	Michael J. Angelakis
	Title:	Executive Vice President

Time Warner Cable Inc.
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

Time Warner Cable LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings I LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings II LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings III LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

CUSIP No.	18538Q 105	13D	Page	28	of	44	Pages

Bright House Networks, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

BHN Spectrum Investments, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Newhouse Broadcasting Corporation
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	President

Google Inc.
By	/s/ Kent Walker
	Name:	Kent Walker
	Title:	Senior Vice President, General Counsel and Assistant Secretary

Eagle River Holdings, LLC
By	/s/ Amit Mehta
	Name:	Amit Mehta
	Title:	VP

Craig O. McCaw
By	/s/ Craig O. McCaw
	Name:	Craig O. McCaw

CUSIP No.	18538Q 105	13D	Page	29	of	44	Pages

Appendix A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SPRINT
Appendix A-1 of the Schedule 13D is amended by deleting the row for Robert H. Brust in its entirety and replacing it with the row set forth below:

Joseph J. Euteneuer	Chief Financial Officer of Sprint Nextel Corporation
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

CUSIP No.	18538Q 105	13D	Page	30	of	44	Pages
Appendix B-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST
Appendix B-1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Set forth below is a list of each executive officer and director of Comcast setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Comcast and each individual is a United States citizen.

Name and Address of Corporation or Other
	Present Principal Occupation	Organization (if different from address provided in
Name and Business Address	(principal business of employer)	Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President and Chief Financial Officer	517 Mowbray Arch Norfolk, VA 23507

S. Decker Anstrom* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired President and Chief Operating Officer of Landmark Communications, Inc.	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, VA 23510

Kenneth J. Bacon* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President of Housing and Community Development of Fannie Mae	Fannie Mae 3900 Wisconsin Ave., NW Washington, DC 20016

Sheldon M. Bonovitz* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman Emeritus of Duane Morris LLP	Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103

Arthur R. Block, Esq. Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel and Secretary

Edward D. Breen* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman and Chief Executive Officer of Tyco International Ltd.	Tyco International US Inc. 9 Roszel Road Princeton, NJ 08540

CUSIP No.	18538Q 105	13D	Page	31	of	44	Pages

Name and Address of Corporation or Other
	Present Principal Occupation	Organization (if different from address provided in
Name and Business Address	(principal business of employer)	Column 1)
Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President; Chief Executive Officer, NBCUniversal

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President

Joseph J. Collins* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman of Aegis, LLC; Retired Chairman and Chief Executive Officer of Time Warner Cable	155 Long Neck Point Road Darien, CT 06820

J. Michael Cook* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Deloitte & Touche LLP	980 Lake Avenue Greenwich, CT 06831

Gerald L. Hassell* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of The Bank of New York Mellon Corporation	The Bank of New York Mellon Corporation One Wall Street New York, New York 10286

Jeffrey A. Honickman* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd.	Pepsi-Cola and National Brand Beverages, Ltd. 8275 N Route 130 Pennsauken, NJ 08110-1435

Eduardo G. Mestre* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Vice Chairman of Evercore Partners Inc.	Evercore Partners 55 East 52nd Street New York, NY 10055

Brian L. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman, Chief Executive Officer and President

Ralph J. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Founder and Chairman Emeritus of the Board of Directors

Dr. Judith Rodin* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of the Rockefeller Foundation	The Rockefeller Foundation 420 Fifth Ave New York, NY 10018

CUSIP No.	18538Q 105	13D	Page	32	of	44	Pages

Name and Address of Corporation or Other
	Present Principal Occupation	Organization (if different from address provided in
Name and Business Address	(principal business of employer)	Column 1)
Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

Neil Smit Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President; President, Comcast Cable Communications

*	Director

CUSIP No.	18538Q 105	13D	Page	33	of	44	Pages
Appendix C-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC
Appendix C-1 of the Schedule 13D is amended by replacing the table in its entirety with the following:

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

Carole Black	Retired	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Glenn A. Britt c/o Time Warner Cable Inc.	Chairman and Chief Executive Officer of TWC	N/A
60 Columbus Circle
New York, NY 10023

Thomas H. Castro c/o Time Warner Cable Inc. 60 Columbus Circle	President and Chief Executive Officer, El Dorado Capital, LLC (private investments)	El Dorado Capital, LLC 9426 Old Katy Road Building 10
New York, NY 10023		Houston, TX 77055

David C. Chang c/o Time Warner Cable Inc.	Chancellor, Polytechnic University (higher education)	Polytechnic University 6 Metrotech Center
60 Columbus Circle		Brooklyn, NY 11201
New York, NY 10023

James E. Copeland, Jr.	Retired	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Peter R. Haje c/o Time Warner Cable Inc.	Legal and Business Consultant and Private Investor	N/A
60 Columbus Circle
New York, NY 10023

Donna A. James c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Managing Director, Lardon & Associates LLC (business and executive advisory services)	Lardon & Associates LLC 500 S. Front Street Suite 1200 Columbus, OH 43215

CUSIP No.	18538Q 105	13D	Page	34	of	44	Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Don Logan	Retired	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

N.J. Nicholas, Jr.	Private Investor	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Wayne H. Pace[1]	Retired	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York , NY 10023

Edward D. Shirley c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Vice Chairman, Global Beauty and Grooming, The Procter & Gamble Company (consumer products)	The Procter & Gamble Company One P&G Plaza C-3, Box 28 Cincinnati, OH 45202

John E. Sununu	Former U.S. Senator	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Executive Officers

Ellen East c/o Time Warner Cable Inc.	Executive Vice President and Chief Communications Officer of TWC	N/A
60 Columbus Circle
New York, NY 10023

Michael LaJoie c/o Time Warner Cable Inc. 60 Columbus Circle	Executive Vice President and Chief Technology Officer of TWC	N/A
New York, NY 10023

Marc Lawrence-Apfelbaum c/o Time Warner Cable Inc. 60 Columbus Circle	Executive Vice President, General Counsel and Secretary of TWC	N/A
New York, NY 10023

[1]	In connection with an administrative order dated March 21, 2005, Mr. Pace reached a settlement with the Securities and Exchange Commission (the “SEC”) pursuant to which he agreed, without admitting or denying the SEC’s allegations, to the entry of an administrative order that he cease and desist from causing violations or future violations of certain reporting provisions of the securities laws; however, he is not subject to any suspension, bar or penalty.

CUSIP No.	18538Q 105	13D	Page	35	of	44	Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Robert D. Marcus c/o Time Warner Cable Inc. 60 Columbus Circle	President and Chief Operating Officer and Acting Chief Financial Officer of TWC	N/A
New York, NY 10023

Gail G. MacKinnon c/o Time Warner Cable Inc. 901 E St. NW	Executive Vice President and Chief Government Relations Officer of TWC	N/A
Washington, DC 20004

Tomas Mathews c/o Time Warner Cable Inc.	Executive Vice President, Human Resources of TWC	N/A
7910 Crescent Executive Drive
Charlotte, NC 28217

Carl U.J. Rossetti	Executive Vice President of TWC and President	N/A
c/o Time Warner Cable Inc.	of Time Warner Cable Ventures
60 Columbus Circle
New York, NY 10023

Peter C. Stern c/o Time Warner Cable Inc.	Executive Vice President and Chief Strategy Officer of TWC	N/A
60 Columbus Circle
New York, NY 10023

Melinda Witmer	Executive Vice President and Chief Programming	N/A
c/o Time Warner Cable Inc.	Officer of TWC
60 Columbus Circle
New York, NY 10023

CUSIP No.	18538Q 105	13D	Page	36	of	44	Pages
Appendix C-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC LLC
Appendix C-2 of the Schedule 13D is amended by replacing the table in its entirety with the following:

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt	Chief Executive Officer	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Ellen East	Executive Vice President and Chief Communications	N/A
c/o Time Warner Cable Inc.	Officer
60 Columbus Circle
New York, NY 10023

Michael LaJoie c/o Time Warner Cable Inc.	Executive Vice President and Chief Technology Officer	N/A
60 Columbus Circle
New York, NY 10023

Marc Lawrence-Apfelbaum c/o Time Warner Cable Inc.	Executive Vice President, General Counsel and Secretary	N/A
60 Columbus Circle
New York, NY 10023

Robert D. Marcus c/o Time Warner Cable Inc.	President and Chief Operating Officer	N/A
60 Columbus Circle
New York, NY 10023

Gail G. MacKinnon c/o Time Warner Cable Inc.	Executive Vice President and Chief Government Relations Officer	N/A
901 E St. NW
Washington, DC 20004

CUSIP No.	18538Q 105	13D	Page	37	of	44	Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Tomas Mathews c/o Time Warner Cable Inc.	Executive Vice President, Human Resources	N/A
7910 Crescent Executive Drive
Charlotte, NC 28217

Carl U.J. Rossetti c/o Time Warner Cable Inc.	Executive Vice President and President of Time Warner Cable Ventures	N/A
60 Columbus Circle
New York, NY 10023

Peter C. Stern c/o Time Warner Cable Inc.	Executive Vice President and Chief Strategy Officer	N/A
60 Columbus Circle
New York, NY 10023

Melinda Witmer c/o Time Warner Cable Inc.	Executive Vice President and Chief Programming Officer	N/A
60 Columbus Circle
New York, NY 10023

CUSIP No.	18538Q 105	13D	Page	38	of	44	Pages
Appendix C-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC I
Appendix C-3 of the Schedule 13D is amended by replacing the table in its entirety with the following:

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt	President	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Robert D. Marcus	Chief Operating Officer	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Marc Lawrence-Apfelbaum	Executive Vice President and Secretary	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Carl U.J. Rossetti	Executive Vice President	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

CUSIP No.	18538Q 105	13D	Page	39	of	44	Pages
Appendix C-4
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC II
Appendix C-4 of the Schedule 13D is amended by replacing the table in its entirety with the following:

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt	President	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Robert D. Marcus	Chief Operating Officer	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Marc Lawrence-Apfelbaum	Executive Vice President and Secretary	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Carl U.J. Rossetti	Executive Vice President	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

CUSIP No.	18538Q 105	13D	Page	40	of	44	Pages
Appendix C-5
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC III
Appendix C-5 of the Schedule 13D is amended by replacing the table in its entirety with the following:

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt	President	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Robert D. Marcus	Chief Operating Officer	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Marc Lawrence-Apfelbaum	Executive Vice President and Secretary	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Carl U.J. Rossetti	Executive Vice President	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

CUSIP No.	18538Q 105	13D	Page	41	of	44	Pages
Appendix E
EXECUTIVE OFFICERS AND DIRECTORS
OF
GOOGLE
Appendix E of the Schedule 13D is hereby amended and restated in its entirety as follows:
Set forth below is a list of each executive officer and director of Google setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Eric Schmidt* Google Inc.	Executive Chairman of the Board of Directors
1600 Amphitheatre Parkway
Mountain View, CA 94043

Larry Page*	Chief Executive Officer of Google

Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Sergey Brin*	Co-Founder of Google

Google Inc.
1600 Amphitheatre Parkway

Mountain View, CA 94043

Nikesh Arora Google Inc.	Senior Vice President and Chief Business Officer of Google
1600 Amphitheatre Parkway
Mountain View, CA 94043

David C. Drummond[1] Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Senior Vice President of Corporate Development, Chief Legal Officer and Secretary of Google

Patrick Pichette, a citizen of Canada Google Inc.	Senior Vice President and Chief Financial Officer of Google
1600 Amphitheatre Parkway
Mountain View, CA 94043

CUSIP No.	18538Q 105	13D	Page	42	of	44	Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
L. John Doerr* Google Inc. 1600 Amphitheatre Parkway	General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025
Mountain View, CA 94043

John L. Hennessy* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	President of Stanford University	Stanford University Office of the President Building 10 Stanford University Stanford, CA 94305-2061

Ann Mather* , a citizen of the United Kingdom

Google Inc.
1600 Amphitheatre Parkway

Mountain View, CA 94043

Paul S. Otellini* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Chief Executive Officer and President of Intel Corporation, a semiconductor chip maker	Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549

K. Ram Shriram* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Managing Partner of Sherpalo Ventures, a venture capital firm	Sherpalo Ventures 2725 Sand Hill Road Suite 120 Menlo Park, CA 94025

Shirley M. Tilghman*, a citizen of Canada Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	President of Princeton University	Office of the President 1 Nassau Hall Princeton University Princeton, NJ 08544

*	Director

[1]	In January 2005, in connection with an investigation by the SEC and the California Corporations Commissioner (the “CCC”) concerning the grant of certain stock options, Google and Mr. Drummond, without admitting or denying the SEC’s or the CCC’s allegations, agreed to (i) the entry of a final judgment by the SEC enjoining them from causing violations or future violations of certain federal securities laws and (ii) the entry of a Consent Order by the CCC to desist and refrain from further violations of certain California securities laws.
In July 2007, in connection with a civil action filed by the SEC related to SmartForce’s alleged overstatement of its revenue and net income, Mr. Drummond, without admitting or denying the SEC’s allegations, agreed to the entry of a final judgment that required him to pay a civil penalty of $125,000. In connection with the related administrative proceeding, Mr. Drummond, without admitting or denying the SEC’s allegations, agreed to (i) pay total disgorgement and prejudgment interest of approximately $574,000 and (ii) the entry of an administrative order enjoining him from committing or causing any violations or future violations of certain reporting and internal accounting control provisions of the securities laws.

CUSIP No.	18538Q 105	13D	Page	43	of	44	Pages
EXHIBIT INDEX

Exhibit	Description
99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC*

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield*

99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Communication, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC*

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation*

99.11	Form of Lock-up Agreement, dated as of December 1, 2010*

CUSIP No.	18538Q 105	13D	Page	44	of	44	Pages

Exhibit	Description
99.12	Form of Preemptive Rights Waiver, dated as of December 1, 2010*

99.13	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

*	Previously filed.